# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMTD IDEA GROUP, CIK 0001769731
CUSIP: G2957E101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Date of event which requires filing of this statement: 02/07/2025
Filed by CIK 0001765856
Persons authorized to receive notices and communications: AMTD Group Inc., 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 33(0)1 4236 4597; AMTD Assets Alpha Group, 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001, 33(0)1 4236 4597

## Reporting persons
- AMTD Group Inc. (CIK 0001765856): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF), other (OO); sole voting power 189,123,088; shared voting power 0; sole dispositive power 189,123,088; shared dispositive power 0; aggregate amount beneficially owned 189,123,088 (34% of the class)
  Comment: (1) Representing (i) 23,170,265 Class A ordinary shares directly held by AMTD Education Group, a wholly-owned subsidiary of AMTD Group Inc., (ii) 23,170,265 Class A ordinary shares directly held by AMTD Assets Alpha Group, a wholly-owned subsidiary of AMTD Group Inc., and (iii) 142,782,558 Class B ordinary shares directly held by AMTD Group Inc., which may be converted into 142,782,558 Class A ordinary shares at any time.
  
  (2) The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 557,056,239 issued and outstanding ordinary shares (consisting of 254,923,518 Class A ordinary shares and 302,132,721 Class B ordinary shares) of the Issuer as of April 30, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.
- AMTD Assets Alpha Group: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 23,170,265; shared voting power 0; sole dispositive power 23,170,265; shared dispositive power 0; aggregate amount beneficially owned 23,170,265 (4.2% of the class)
  Comment: (1) Representing 23,170,265 Class A ordinary shares directly held by AMTD Assets Alpha Group.
  
  (2) The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 557,056,239 issued and outstanding ordinary shares (consisting of 254,923,518 Class A ordinary shares and 302,132,721 Class B ordinary shares) of the Issuer as of April 30, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For the reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: AMTD IDEA GROUP
Address of issuer's principal executive offices: 66 rue Jean-Jacques Rousseau, Paris, France (I0), 75001
Comment:
Explanatory Note

This statement on Schedule 13D constitutes Amendment No. 1 to the initial Schedule 13D (the "Original Filing") filed on February 16, 2023 on behalf of each of AMTD Group Inc. ("AMTD Group") and AMTD Assets Alpha Group.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing. Capitalized terms used but not defined in this statement have the meanings ascribed to them in the Original Filing

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by AMTD Group and AMTD Assets Alpha Group (together with AMTD Group, the "Reporting Persons," and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Person except as otherwise provided in Rule 13d-1(k).

AMTD Assets Alpha Group is not a member of any group reporting beneficial ownership of securities of the Issuer and does not beneficially own more than 5% of the outstanding shares of the Issuer. Accordingly, AMTD Assets Alpha Group shall cease to be Reporting Person immediately after the filing of this Amendment No. 1. AMTD Group will continue to file separate statements on Schedule 13D with respect to its beneficial ownership of securities of the Issuer to the extent required by applicable law.
Residence or business address:
AMTD Group is a British Virgin Islands company. AMTD Group is a conglomerate with core business portfolio spanning across financial services, digital solutions, media and culture, education and training, and premium assets. The principal executive offices of AMTD Group are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.

AMTD Assets Alpha Group is a Cayman Islands company. AMTD Assets Alpha Group is an investment holding company. The principal executive offices of AMTD Assets Alpha Group are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France.
Present principal occupation or employment: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by adding the following at the end.

On December 31, 2023, the Issuer repurchased 4,773,270 Class B ordinary shares from AMTD Group at a per share price of US$8.38, pursuant to a share repurchase agreement dated December 31, 2023. Consideration payable by the Issuer for the repurchase was settled by an offset of an amount of US$40 million from the outstanding balance due from AMTD Group to the Issuer.

On February 7, 2025, the Issuer issued 139,517,423 Class B ordinary shares at a consideration of US$20 million to acquire a premium property.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The percentage of the class of securities beneficially owned by the reporting person is calculated based on a total of 557,056,239 issued and outstanding ordinary shares (consisting of 254,923,518 Class A ordinary shares and 302,132,721 Class B ordinary shares) of the Issuer on April 30, 2025, assuming conversion of all Class B ordinary shares into Class A ordinary shares. For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Class A ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, neither the Reporting Persons nor to the best of their knowledge, any of the persons listed in Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transaction described in Items 2 above, AMTD Assets Alpha Group ceased to be the beneficial owner of more than five percent of the outstanding shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 2 and 3 is hereby incorporated by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No.

*99.1 Joint Filing Agreement, dated February 16, 2023, between AMTD Assets Alpha Group and AMTD Group Inc.

*99.2 Share Subscription Agreement dated August 15, 2022 between AMTD Assets Alpha Group and AMTD IDEA Group

*99.3 Share Subscription Agreement dated August 15, 2022 between AMTD Digital Inc. and AMTD IDEA Group

*Previously Filed

## Signatures
- AMTD Group Inc.: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (04/30/2025)
- AMTD Assets Alpha Group: /s/ Feridun Hamdullahpur, Feridun Hamdullahpur/Director (04/30/2025)